Filed by J1 Holdings Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Altimeter Growth Corp. Commission File No.: 001-39573

Disclaimer This Presentation has been prepared by Grab Holdings Inc. (the “Company”) and Altimeter Growth Corporation (the “SPAC”) in connection with a potential business combination involving the Company and the SPAC (the “Transaction”) and is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose. The “Presentation” that follows shall mean and include the slides that follow, the oral presentation of the slides by members of the Company or the SPAC or any person on their behalf, the question-and-answer session that follows that oral presentation, copies of this document and any materials distributed at, or in connection with, that Presentation. 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The Company and the SPAC reserve the right to amend or replace this Presentation at any time but none of the Company or the SPAC, their respective subsidiaries, affiliates, legal advisors or financial advisors shall have any obligation to update or supplement any content set forth in this Presentation or otherwise provide any additional information to you in connection with the Transaction should circumstances, management's estimates or opinions change or any information provided in this Presentation become inaccurate. This Presentation contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange act of 1934, as amended, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this Presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company and the SPAC as of the date of this Presentation, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this Presentation should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. 2

Disclaimer (Cont’d) The forward-looking statements and financial forecasts and projections contained in this Presentation are subject to a number of factors, risks and uncertainties, some of which are not currently known to us. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the proxy statement/prospectus on Form F-4 relating to the business combination, which is expected to be filed with the SEC, and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause the Company’s actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition. In addition, the analyses of the Company and the SPAC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Company, the SPAC or any other entity. This Presentation also contains information, estimates and other statistical data derived from third party sources (including Euromonitor), including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, Euromonitor cannot guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. The Company and the SPAC have not independently verified such third party information, and make no representation as to the accuracy of, such third party information. The 2018 and 2019 historical financial data included in this Presentation has been derived based on the Company’s 2018 and 2019 audited financial statements, which were prepared in accordance with International Financial Reporting Standards, or IFRS, and are subject to an update based on an ongoing audit in accordance with PCAOB standards. The 2020 historical financial data included in this Presentation has been derived based on the Company’s management accounts prepared in accordance with IFRS and is subject to an ongoing PCAOB audit completion. In addition, the Company’s quarterly financial data included in this Presentation is based on financial data derived from the Company’s management accounts that have not been reviewed or audited and are subject to further review and updates. This Presentation also includes references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS. For example, Adjusted Net Revenue is a non-IFRS financial measure, which adjusts the Company’s net revenue by adding back excess incentives. Excess incentives occur when payments made to driver/merchant partners exceed the Company’s revenue received from such driver/merchant partners (excess incentives are calculated on a monthly basis for each country and not on a driver-by-driver basis). See Appendix for an explanation of how the Company calculates Adjusted Net Revenue from net revenue. Contribution Profit (Loss) is also a non-IFRS financial measure, defined as Adjusted Net Revenue less direct costs (adjusted net revenue less subsidies, financial services costs, rewards costs and other direct costs) and sales and marketing expense. The Company uses Contribution Profit (Loss) to evaluate its operating performance and trends. The Company believes that Contribution Profit (Loss) is a useful indicator of its profitability. See Appendix for an explanation of how Contribution Profit (Loss) is calculated from Adjusted Net Revenue. This Presentation also includes “Pre-InterCo” data that does not reflect elimination of intra-group transactions, which means such data includes earnings and other amounts from transactions between entities within the Company group that are eliminated upon consolidation. Such data differs materially from the corresponding figures post-elimination of intra-group transactions. See Appendix for a reconciliation. Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. 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Today’s speakers Anthony Tan Ming Maa Peter Oey Brad Gerstner Co-Founder & CEO, Grab President, Grab CFO, Grab Founder & CEO, Altimeter 4

Transaction overview Issuer§ Altimeter Growth Corp. (Nasdaq: AGC) PIPE Size§ $4.04B Price§ $10.00 per common share 1 § $30.36B (Enterprise Value ) Valuation 2 § $39.55B (Equity Value ) Anchor Order§ $0.75B from Altimeter Capital Management and affiliates Backstop§ $500M of Trust Proceeds from Altimeter Capital Management and affiliates Use Of Proceeds§ Growth capital Target Closing§ July 2021 5 1. On pre-money basis 2. On post-money basis

Altimeter overview – Grab's long term partner

ALTIMETER + Grab

~$16B	~$12B	~79%
Total Firm AUM	*Total Private Capital Managed*	*Net IRR (VC)*

- Entrepreneur led firm dedicated to helping founders innovate and change the world
- Leading mid-stage silicon valley, growth VC brand
- Leading late-stage, crossover investor
- Deep public capital market relationships
- Extensive experience in direct listings, IPOs, and SPACs

Altimeter's long term commitment

Up to $1.2B PIPE investment from Altimeter Capital

3 year lock-up on sponsor promote shares

Disclosures: Returns and AUM are estimated as of Dec 31, 2020. Total Firm AUM, Total Private Capital Managed, and Net IRR values Snowflake at its closing price on Dec 31, 2020 plus an illiquidity discount. The information on this page represents selected investments for illustrative purposes only and does not constitute an exhaustive list of Altimeter's past and current investments. These returns were not generated by AGC, but instead by affiliates of AGC's sponsor. And these returns were generated for different entities, with different beneficial owners, and with different investment strategies. In any case, past performance does not indicate, predict, or guarantee future performance.

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4 H PRINCIPLES – HOW WE STAY ON MISSION HEART HUNGER To serve our communities Achieving our mission and each other requires grit and drive Consumer first. Kaizen, in big and small ways. OneGrab. Build on ground truths. Leaders coach, serve, and inspire. OUR MISSION Drive Southeast Asia forward HONOUR HUMILITY by creating Trust in Grab makes our Acknowledging that we are economic mission possible all a work-in-progress empowerment Act with integrity. Learn from every experience. Build trust. Seek first to understand, for everyone Steward resources wisely. then to be understood. Debate, align, execute. 7

Our journey so far

	2012	2013	2014	2015	2016	2017	2018	2019	2020
Key Milestones	Launch of Grab's first service – GrabTaxi					>$1B GMV	>$5B GMV Acquisition of Uber's business in Southeast Asia	> $10B GMV >$1B Adj. Net Revenue	Selected for digital banking license in Singapore
Product Expansion			GrabCar GrabBike	GrabExpress	GrabShare	GrabPay	GrabFood GrabAds	GrabKitchen GrabMart GrabFinance GrabInsure	GrabInvest GrabDefence
Country Expansion	Malaysia	Singapore Philippines Thailand	Indonesia Vietnam			Cambodia Myanmar			

Product categories: GrabExpress, GrabFood, GrabKitchen, GrabMart – Deliveries; GrabCar, GrabBike, GrabShare – Mobility; GrabPay, GrabFinance, GrabInsure, GrabInvest – Financial Services; GrabAds, GrabDefence – Enterprise and Others.

Deliveries | Mobility | Financial Services | Enterprise and Others

Note: Adjusted Net Revenue is a non-IFRS financial measure, which adjusts our net revenue by adding back excess incentives. Excess incentives occur when payments made to driver/merchant partners exceed Grab's revenue received from such driver/merchant partners (excess incentives are calculated on a monthly basis for each country and not on a driver-by-driver basis). See Appendix for an explanation of how we calculate Adjusted Net Revenue from net revenue. Our net revenue on which our Adjusted Net Revenue is based is subject to an ongoing PCAOB audit.

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Everyday Everything App deeply integrated into consumers’ lives 9

#1 Superapp in Southeast Asia Deliveries Financial Services Alternative to traditional dining options including Digital Wallet & home-cooked food and dine- GrabPay Card in restaurants Displace cash transactions Express Insurance Ride on the wave of Incumbents e-commerce with parcel delivery services Invest Hotels Health Bill Payment More Incumbents Mobility Alternative to traditional modes of transport including Loans trains, buses and private cars Incumbents PayLater Remittance Digital Advertising Incumbents Incumbents Alternative to traditional advertising mediums including prints, television, billboards, classifieds 10

Our scale and leadership in Southeast Asia

$12.5B GMV in 2020	**$1.6B** Adjusted Net Revenue in 2020	**1.9B** Transactions completed in 2020	**#1** Deliveries[1], Mobility and Financial Services[2] by GMV
400+ Cities in 8 countries	**25M** Monthly Transacting Users[3] as of Dec 2020	**5M+** Registered Driver Partners as of Dec 2020	**2M** Merchant Partners and 2M+ GrabKios Agents as of Dec 2020

Source: Euromonitor for category position (information to be finalized prior to signing)
Note: Our 2020 net revenue on which Adjusted Net Revenue is based is subject to an ongoing PCAOB audit
Adjusted Net Revenue is a non-IFRS financial measure, which adjusts our net revenue by adding back excess incentives. Excess incentives occur when payments made to driver/merchant partners exceed Grab's revenue received from such driver/merchant partners (excess incentives are calculated on a monthly basis for each country and not on a driver-by-driver basis). See Appendix for an explanation of how we calculate Adjusted Net Revenue from net revenue
Category position is based on 2020 ride hailing and online food delivery GMV and digital wallet payments TPV

1. Online food delivery category position
2. Digital wallet payments category position
3. Monthly Transacting Users ("MTUs") is defined as monthly number of unique users who transact via Grab's products, where transact means to have successfully paid for any of our products

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Creating Economic Empowerment for Everyone

Southeast Asia is still in the early innings of online disruption Online food delivery On-demand mobility addressing Digital financial services promoting providing convenience the infrastructure gap financial inclusion 17% SE Asia SE Asia 3% SE Asia 11% 60% 43% 15% 21% China China China 95% 82% 5% USA 21% USA USA 94% 1 2% 2020 online penetration % 2020 online penetration % 2020 electronic transactions (volume) % 2020 banked population (age >15) Source: Euromonitor Note: SE Asia statistics on this page refer to Indonesia, Malaysia, Philippines, Singapore, Thailand and Vietnam 13 1. Based on % of total consumer foodservice that is ordered online (including online ordering for dine-in and takeaway) 2. Based on % of total consumer expenditure on ride-hailing out of consumer expenditure on buses, coaches and taxis, and operation of personal transport equipment

Grab is the category leader with growth and profitability at scale across segments Deliveries Mobility Financial Services $5.5B $3.2B $8.9B Scale 1 2020 GMV 2020 GMV 2020 TPV 37% 102% 203% Growth 2020 – 2022E GMV growth 2018 – 2020 TPV CAGR 2018 - 2020 GMV CAGR 2H21 11% 30% 2 Profitability Target EBITDA EBITDA % of GMV Long Term EBITDA % Breakeven Year in 4Q20 of Adj. Net Revenue Note: Scale, Growth, Profitability metrics by segment are pre-interco. Quarterly financial statistics are based on management accounts that have not been reviewed or audited and are subject to further review and updates 14 1. Includes on-Grab and off-Grab transactions 2. Refers to segment EBITDA prior to regional costs

Category leadership in Southeast Asia in terms of presence, scale and diversity Years of Category Diversified business model across 8 countries with 1 operation position no single country contributing > 35% of Adj. Net Revenue Thailand Mobility Since 2013 Largest last-mile 8 1 transportation network Philippines Vietnam Since 2013 Since 2014 2 Deliveries Myanmar 1 3 Largest delivery Since 2017 platform Cambodia Since 2017 Financial 3 Malaysia Since 2012 Services 3 1 Have access to payments licenses in Indonesia Singapore Since 2014 6 core markets Since 2013 Source: Euromonitor for category position 1. Southeast Asia refers to Indonesia, Malaysia, Singapore, Thailand, Philippines and Vietnam only. Category position is based on 2020 ride hailing and online food delivery GMV and digital wallet payments TPV 15 2. Online food delivery category position 3. Digital wallet payments category position

Highly synergistic ecosystem designed to maximize usage and lower cost of service More rides / deliveries / More More services spending orders More More Merchant More Driver Consumers Partners Partners Higher More services More earnings and ease of income access Deep data-driven insights 16 Underpinned by proprietary technology and financial infrastructure

Bigger and faster spend by our consumers 1 GMV per user by cohort, indexed to year 1 – including 2020 Year 1 Year 2 Year 3 Year 4 Year 5 2016 Cohort 1.00x 1.41x 1.93x 2.75x 3.63x 2017 Cohort 1.00x 1.49x 2.19x 2.78x 2018 Cohort 1.00x 1.62x 2.06x Cohort GMV growth in 2020 despite COVID impact 2019 Cohort 1.00x 1.45x 1. Represents for Mobility and Deliveries, excluding non-consumer services such as GrabRentals and GrabKios 17

Growing topline GMV ($B) Adj. Net Revenue ($B) 7% 8% 13% 14% 13% 13% +40% CAGR % GMV +42% CAGR 34.2 4.5 24.7 3.3 2.3 16.7 +96% CAGR 12.5 12.2 1.6 1.0 5.7 0.4 2018 2019 2020 2021 2022 2023 2018 2019 2020 2021 2022 2023 Actual Projected Actual Projected Note: Our 2018, 2019 and 2020 net revenue on which Adjusted Net Revenue is based is subject to an ongoing PCAOB audit 18 Adjusted Net Revenue is a non-IFRS financial measure, which adjusts our net revenue by adding back excess incentives. Excess incentives occur when payments made to driver/merchant partners exceed Grab’s revenue received from such driver/merchant partners (excess incentives are calculated on a monthly basis for each country and not on a driver-by-driver basis). See Appendix for an explanation of how we calculate Adjusted Net Revenue from net revenue

Improving profitability 1 2 Contribution Profit ($B) EBITDA ($B) (156)% (118%) 7% 21% 30% 37% (317)% (220%) (52%) (25%) (5%) 10% % Adj. Net Revenue % Adj. Net Revenue 1.7 0.5 1.0 0.5 (0.2) 0.1 (0.6) (0.8) (1.3) (0.7) Mobility segment EBITDA positive (2.3) (1.2) since 4Q 2019 2018 2019 2020 2021 2022 2023 2018 2019 2020 2021 2022 2023 Actual Projected Actual Projected Note: Our 2018, 2019 and 2020 net revenue on which Adjusted Net Revenue is based is subject to an ongoing PCAOB audit 1. Contribution Profit (Loss) is a non-IFRS financial measure, defined as Adjusted Net Revenue less direct costs (adjusted net revenue less subsidies, financial services costs, rewards costs and other direct costs) and sales and marketing expense 19 (marketing costs and acquisition costs). We use Contribution Profit (Loss) to evaluate our operating performance and trends. We believe that Contribution Profit (Loss) is a useful indicator of our profitability 2. Post regional costs

Deliveries is growing rapidly 1 Adj. Net Revenue (Pre-InterCo) Segment EBITDA (Pre-InterCo) GMV (Pre-InterCo) ($B) as % GMV as % Adj. Net Revenue +39% CAGR Take rate improvement 14.7 15% to reach steady state 9% 15% 15% 15% 15% 10.6 (2%) 7.5 8% +203% CAGR (34%) 5.5 6% (347%) 2.9 0.6 (478%) 2018 2019 2020 2021 2022 2023 2018 2019 2020 2021 2022 2023 2018 2019 2020 2021 2022 2023 Actual Projected Actual Projected Actual Projected Note: The segment GMV, Adjusted Net Revenue and EBITDA figures shown here are Pre-InterCo data, which means such data includes earnings and other amounts from transactions between entities within the group that are eliminated upon consolidation. These figures differ materially from actual segment GMV, Adjusted Net Revenue and EBITDA. See Appendix for a reconciliation. Investors should not place undue reliance on such data. Our 2018, 2019 and 2020 net revenue on which 20 Adjusted Net Revenue is based is subject to an ongoing PCAOB audit 1. Prior to regional costs

Mobility is EBITDA positive at scale 1 Segment EBITDA (Pre-InterCo) Adj. Net Revenue (Pre-InterCo) GMV (Pre-InterCo) ($B) as % GMV as % GMV +35% CAGR Take rate improvement 7.9 to reach steady state 12% 12% 12% 20% 20% 20% 8% 6.1 17% 5.7 4.6 4.2 10% 3.2 8% (4%) (11%) 2018 2019 2020 2021 2022 2023 2018 2019 2020 2021 2022 2023 2018 2019 2020 2021 2022 2023 Actual Projected Actual Projected Actual Projected Note: The segment GMV, Adjusted Net Revenue and EBITDA figures shown here are Pre-InterCo data, which means such data includes earnings and other amounts from transactions between entities within the group that are eliminated upon consolidation. These figures differ materially from actual segment GMV, Adjusted Net Revenue and EBITDA. See Appendix for a reconciliation. Investors should not place undue reliance on such data. Our 2018, 2019 and 2020 net revenue on which 21 Adjusted Net Revenue is based is subject to an ongoing PCAOB audit 1. Prior to regional costs

Financial Services offer a wide range of products and services Singapore Malaysia Philippines Thailand Vietnam Indonesia E-wallet ✔✔✔✔✔✔ Rewards program ✔✔✔✔✔✔ Payments & Rewards GrabPay Mastercard ✔✔ - - - - PayLater ✔✔✔ - -✔ Smartphone financing ✔✔✔✔✔ - Lending Driver cash loan / incentive advance 1 1 -✔✔✔✔ - Merchant working capital loan In progress ✔✔✔✔✔ Merchant invoice financing In progress ✔✔✔ -✔ Insurance Driver insurance In progress In progress ✔✔✔✔ Consumer insurance ✔✔✔✔✔✔ Cash management Wealth ✔ - - - -✔ 22 1. Through a co-lending arrangement

Financial Services is expanding and diversifying Adj. Net Revenue TPV (Pre-InterCo) ($B) (Pre-InterCo) ($M) Off-platform TPV Non-payments On-platform TPV Payments +23% CAGR 630 Financial Services +29% CAGR Payments Digibank 19.1 Lending Insurance Wealth 292 439 14.6 376 359 11.3 GrabPay Cash loan Auto Money Loans 342 153 11.0 13 57 market +102% CAGR 22 7.8 Rewards Purchase Accident Deposits fund 8.9 financing 7.8 5.0 Remittance Travel Index fund Banking 4.0 Unsecured services 346 338 3.8 320 319 loan Robo- 286 90 7.7 advisory 2.2 6.8 6.0 0.5 4.9 4.0 90 1.7 2018 2019 2020 2021 2022 2023 2018 2019 2020 2021 2022 2023 Actual Projected Actual Projected Note: Our 2018, 2019 and 2020 net revenue on which Adjusted Net Revenue is based is subject to an ongoing PCAOB audit 23

Key investment highlights Massive underpenetrated opportunity Category leadership at scale Deeply integrated Superapp ecosystem Hyperlocal approach Proprietary and differentiated technology World-class management and shareholders 24

Appendix

Reconciliation from Pre-InterCo to Post-InterCo GMV Actuals Projections ($B) 2018 2019 2020 2021 2022 2023 Deliveries Pre-InterCo 0.6 2.9 5.5 7.5 10.6 14.7 InterCo adj. 0.0 0.0 0.0 0.0 0.0 0.0 Post-InterCo 0.6 2.9 5.5 7.5 10.6 14.7 Mobility Pre-InterCo 4.6 5.7 3.2 4.2 6.1 7.9 InterCo adj. 0.0 (0.0) (0.0) (0.0) (0.0) (0.0) Post-InterCo 4.6 5.7 3.2 4.2 6.1 7.9 Financial Services Pre-InterCo 2.2 7.8 8.9 11.0 14.6 19.1 InterCo adj. (1.7) (4.2) (5.1) (6.0) (6.8) (7.7) Post-InterCo 0.5 3.6 3.8 4.9 7.8 11.3 Enterprise & Others Pre-InterCo 0.00 0.01 0.03 0.1 0.2 0.3 InterCo adj. 0.00 0.00 0.00 0.0 0.0 0.0 Post-InterCo 0.00 0.01 0.03 0.1 0.2 0.3 Consolidated Pre-InterCo 7.4 16.4 17.6 22.8 31.5 42.0 InterCo adj. (1.7) (4.2) (5.1) (6.0) (6.8) (7.7) Post-InterCo 5.7 12.2 12.5 16.7 24.7 34.2 Note: These figures are presented to show segment and consolidated metrics (a) before elimination of intra-group transactions, which means such data includes earnings and other amounts from transactions between entities within the group that 26 are eliminated upon consolidation and (b) after elimination of intra-group transactions, which is the basis on which our consolidated financial data is prepared.

Reconciliation from Pre-InterCo to Post-InterCo Adj. Net Revenue Actuals Projections ($B) 2018 2019 2020 2021 2022 2023 Deliveries Pre-InterCo 0.0 0.2 0.8 1.2 1.6 2.2 InterCo adj. (0.0) (0.0) (0.0) (0.0) 0.0 0.0 Post-InterCo 0.0 0.2 0.8 1.2 1.6 2.2 Mobility Pre-InterCo 0.4 0.6 0.5 0.8 1.2 1.6 InterCo adj. (0.0) (0.0) (0.0) (0.0) (0.0) (0.0) Post-InterCo 0.4 0.6 0.5 0.8 1.2 1.6 Financial Services Pre-InterCo 0.1 0.4 0.3 0.4 0.4 0.6 InterCo adj. (0.1) (0.1) (0.1) (0.1) (0.2) (0.2) Post-InterCo 0.0 0.2 0.2 0.2 0.3 0.4 Enterprise & Others Pre-InterCo 0.00 0.01 0.03 0.1 0.2 0.3 InterCo adj. 0.00 0.00 0.00 0.0 0.0 0.0 Post-InterCo 0.00 0.01 0.03 0.1 0.2 0.3 Consolidated Pre-InterCo 0.5 1.2 1.7 2.5 3.4 4.7 InterCo adj. (0.1) (0.1) (0.1) (0.1) (0.2) (0.2) Post-InterCo 0.4 1.0 1.6 2.3 3.3 4.5 Note: These figures are presented to show segment and consolidated metrics (a) before elimination of intra-group transactions, which means such data includes earnings and other amounts from transactions between entities within the group that 27 are eliminated upon consolidation and (b) after elimination of intra-group transactions, which is the basis on which our consolidated financial data is prepared.

Reconciliation from Pre-InterCo to Post-InterCo EBITDA Actuals Projections ($B) 2018 2019 2020 2021 2022 2023 Deliveries Pre-InterCo (0.2) (0.8) (0.3) (0.0) 0.1 0.3 InterCo adj. (0.0) 0.0 0.1 0.1 0.1 0.1 Post-InterCo (0.2) (0.8) (0.2) 0.1 0.2 0.5 Mobility Pre-InterCo (0.5) (0.2) 0.3 0.5 0.7 1.0 InterCo adj. 0.1 0.0 0.1 0.0 0.1 0.1 Post-InterCo (0.4) (0.2) 0.3 0.5 0.8 1.0 Financial Services Pre-InterCo (0.2) (0.5) (0.2) (0.3) (0.3) (0.1) InterCo adj. (0.0) (0.0) (0.2) (0.1) (0.2) (0.2) Post-InterCo (0.2) (0.5) (0.4) (0.5) (0.4) (0.3) Enterprise & Others Pre-InterCo (0.0) (0.0) (0.0) 0.0 0.1 0.1 InterCo adj. 0.0 0.0 0.0 0.0 0.0 0.0 Post-InterCo (0.0) (0.0) (0.0) 0.0 0.1 0.1 Regional costs (0.5) (0.7) (0.6) (0.7) (0.8) (0.8) Consolidated Pre-InterCo (1.3) (2.3) (0.8) (0.6) (0.2) 0.5 InterCo adj. 0.0 0.0 (0.0) (0.0) 0.0 (0.0) Post-InterCo (1.3) (2.3) (0.8) (0.6) (0.2) 0.5 Note: These figures are presented to show segment and consolidated metrics (a) before elimination of intra-group transactions, which means such data includes earnings and other amounts from transactions between entities within the group that 28 are eliminated upon consolidation and (b) after elimination of intra-group transactions, which is the basis on which our consolidated financial data is prepared.

1 Reconciliation from Net Revenue to Adjusted Net Revenue ($M) 2018 2019 2020 Comment ◼ Gross Billing is a measure by which the Company evaluates and manages its business. The Company Gross Billing 966 1,667 1,816 defines Gross Billing as the total sum attributable to the Company from each transaction, without any adjustments for incentives paid to its customers ◼ Base Incentives refer to the amount of incentives to driver and merchant partners up to the amount of Drivers and Merchants Base Incentives (550) (633) (223) commissions earned by Grab from those drivers and merchants Adjusted Net Revenue 416 1,034 1,593◼ Gross Billing less base incentives ◼ Excess Incentives occur when payments made to driver/merchant partners exceed Grab’s revenue Drivers and Merchants Excess Incentives (371) (579) (396) received from such driver/merchant partners (excess incentives are calculated on a monthly basis for each country and not on a driver-by-driver basis) 1 Net Revenue 46 455 1,197◼ Adjusted Net Revenue less excess incentives Note: Our 2018, 2019 and 2020 historical financial data are subject to an ongoing PCAOB audit 29 1. Net revenue is calculated for each country by cities on a monthly basis and then aggregated

Reconciliation from EBITDA to Net Loss ($B) 2018 2019 2020 EBITDA (1.3) (2.3) (0.8) Reconciling items: Other income / expense 0.1 - - Interest expense from RCPS (0.4) (1.1) (1.4) Depreciation / amortization (0.8) (0.7) (0.4) Net loss (2.5) (4.0) (2.7) Note: Our 2018, 2019 and 2020 historical financial data are subject to an ongoing PCAOB audit 30

Risk factors relating to Grab ▪ Grab faces intense competition across the segments and markets it serves. ▪ Grab has had deficiencies in net assets and incurred net losses in each year since inception and may not be able to continue to raise sufficient capital or achieve or sustain profitability. ▪ Grab’s brand and reputation are among its most important assets and are critical to the success of its business. ▪ The COVID-19 pandemic has materially impacted Grab’s business, is still ongoing, and it or other pandemics or public health threats could adversely affect Grab’s business, financial condition, results of operations and prospects. ▪ If Grab fails to manage its growth effectively, its business, financial condition, results of operations and prospects could be materially and adversely affected. ▪ Grab’s business may not continue to grow at historical levels, which could adversely affect its prospects. ▪ Grab’s business segments are still in relatively early stages of growth, and if these segments do not continue to grow, grow slower than Grab expects, or fail to grow as large as Grab expects or achieve profitability, Grab’s business, financial condition, results of operations and prospects could be materially and adversely affected. ▪ The expansion of Grab’s financial services business may not ultimately be successful and could subject Grab to additional requirements and risks. ▪ If Grab is unable to maintain and enhance its ecosystem, Grab’s results of operations and prospects could be adversely affected. ▪ Grab’s business is subject to both geographic and business concentration risks. ▪ Improper, dangerous, illegal or otherwise inappropriate activity by Grab’s consumers or driver or merchant partners or other third parties could harm Grab’s business and reputation and expose Grab to liability. ▪ Grab’s pricing methodologies are impacted by a number of factors and ultimately may not be successful in attracting and retaining consumers and driver and merchant partners. ▪ Grab may not be able to make acquisitions or investments, or successfully integrate them into Grab’s business. ▪ Failure to safeguard the personal and business sensitive data of Grab’s consumers and driver and merchant partners, and protect Grab’s network against security breaches, could damage its reputation and brand, resulting in an adverse effect on its business and results of operations. ▪ Grab is subject to various anti-corruption laws. Grab has substantially completed an internal investigation into potential violations of certain anti-corruption laws related to its operations in one of the countries in which it operates and has voluntarily self-reported the potential violations to the U.S. Department of Justice. Although Grab does not believe the issues that were the subject of its internal investigation would result in material financial penalties, there can be no assurance that failure to comply with any such laws would not have a material adverse effect on it. ▪ The proper uninterrupted functioning of Grab’s highly complex information technology platform is essential to Grab’s business. ▪ Grab’s business depends upon the interoperability of Grab’s Superapp and platform with different devices, operating systems and third-party software that Grab does not control. 31

Risk factors relating to Grab (cont’d) ▪ Grab relies to a large extent on third-party cloud infrastructure services providers, including Amazon Web Services and Microsoft Azure, and any disruption of or interference with Grab’s use of their services could adversely affect Grab’s business, financial condition, results of operations and prospects. ▪ Security breaches involving sensitive and confidential information could also expose Grab to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental investigation. ▪ If Grab does not adequately protect its intellectual property rights, or if third parties claim that Grab is misappropriating the intellectual property of others, Grab may incur significant costs and its business, financial condition, results of operations and prospects may be adversely affected. ▪ Grab relies on its partnerships with financial institutions and other third parties for the payment processing infrastructure, and if these elements become unavailable or unavailable on favorable terms, Grab’s business, financial condition, results of operations and prospects could be materially and adversely affected. ▪ Unfavorable media coverage could harm Grab’s business, financial condition, results of operations and prospects. ▪ Grab relies on third-party background check providers to screen potential drivers and they may fail to provide accurate information. ▪ Grab’s company culture has contributed to its success and if Grab cannot maintain and evolve Grab’s culture as it grows, Grab’s business could be materially and adversely affected. ▪ Grab depends on talented, experienced and committed personnel, including engineers, to grow and operate Grab’s business, and if Grab is unable to recruit, train, motivate and retain qualified personnel, Grab’s business, financial condition, results of operations and prospects may be materially and adversely affected. ▪ Grab faces intense competition for highly skilled personnel, especially engineers. ▪ Grab’s business is subject to numerous legal and regulatory risks that could have an adverse impact on Grab’s business and prospects. ▪ Grab’s business is subject to extensive and evolving regulation and oversight relating to the provision of payment and financial services. ▪ If Grab’s drivers are reclassified as employees, there may be adverse business, financial, tax, legal and other consequences. ▪ Grab is exposed to fluctuations in currency exchange rates. ▪ Grab tracks certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of Grab’s operational metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect Grab’s business and reputation. ▪ Industry data, projections and estimates contained in this proxy statement/prospectus are inherently uncertain and subject to interpretation. Accordingly, you should not place undue reliance on such information. 32

Risk factors relating to Grab (cont’d) ▪ Grab’s business depends heavily on insurance coverage provided by third parties, and Grab is subject to the risk that this may be insufficient or that insurance providers may be unable to meet their obligations. ▪ Grab has incurred a significant amount of debt and may in the future incur additional indebtedness. Grab’s payment obligations under such indebtedness may limit the funds available to us, and the terms of Grab’s debt agreements may restrict its flexibility in operating its business. ▪ Increases in fuel, food, labor, energy, and other costs could adversely affect Grab. ▪ An increase in the use of credit and debit cards may result in lower growth or a decline in the use of Grab’s e- wallet services. ▪ Grab’s reported results of operations may be adversely affected by changes in accounting principles. ▪ Changes in, or failure to comply with, competition laws could adversely affect Grab. ▪ Adverse litigation judgments or settlements resulting from legal proceedings in which Grab may be involved could expose Grab to monetary damages or limit the ability to operate its business. ▪ Grab allows consumers to pay for services using cash, which raises numerous regulatory, operational, and safety concerns. If Grab does not successfully manage those concerns, Grab could become subject to adverse regulatory actions and suffer reputational harm or other adverse financial and accounting consequences. ▪ Grab may be affected by governmental economic and trade sanctions laws and regulations that apply to Myanmar. ▪ Grab in certain jurisdictions is subject to restrictions on foreign ownership. ▪ Grab is subject to risks associated with operating in the rapidly evolving Southeast Asia, and Grab is therefore exposed to various risks inherent in operating and investing in the region. ▪ Grab’s revenue and net income may be materially and adversely affected by any economic slowdown or developments in the social, political, regulatory and economic environments in any regions of Southeast Asia as well as globally. ▪ Uncertainties with respect to the legal system in certain markets in Southeast Asia could adversely affect Grab. ▪ Grab could face uncertain tax liabilities in various jurisdictions where Grab operates, and suffer adverse financial consequences as a result. ▪ Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which Grab has operations could adversely affect its operations. ▪ During the interim period, Grab is prohibited from entering into certain transactions that might otherwise be beneficial to Grab or its shareholders. ▪ Grab is subject to risks associated with strategic alliances and partnerships. 33

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), J1 Holdings Inc. (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.